Filed Pursuant to Rule 433

Registration Statement No. 333-176157-01

Relating to Preliminary Prospectus Supplement dated November 3, 2011 and

Prospectus dated August 9, 2011

Boston Properties Limited Partnership

$850,000,000 3.700% Senior Notes due 2018

Issuer:	Boston Properties Limited Partnership
Type:	SEC Registered
Size:	$850,000,000
Maturity:	November 15, 2018
Coupon (Interest Rate):	3.700%
Benchmark Treasury:	1.750% due October 31, 2018
Benchmark Treasury Price / Yield:	101-23+ ; 1.488%
Spread to Benchmark Treasury:	2.25% (T+225 basis points)
Yield to Maturity:	3.738%
Expected Ratings* (Moody’s / Standard & Poor’s / Fitch Ratings):	Baa2 (stable) / A- (stable) / BBB (stable)
Interest Payment Dates:	May 15 and November 15, commencing May 15, 2012
Day Count Convention:	30 / 360
Redemption Provision:	Make-whole call at any time before 90 days prior to November 15, 2018 based on U.S. Treasury plus 35 basis points, or at par thereafter
Initial Price to Public:	99.767%
Settlement Date:	T+5; November 10, 2011
Denominations:	$1,000 x $1,000
CUSIP / ISIN:	10112R AT1/ US10112RAT14
Joint Book-Running Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:

BB&T Capital Markets, a division of Scott & Stringfellow, LLC

BNY Mellon Capital Markets, LLC

Mitsubishi UFJ Securities (USA), Inc.

PNC Capital Markets LLC

RBS Securities Inc.

Santander Investment Securities Inc.

SunTrust Robinson Humphrey, Inc.

*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, J.P. Morgan Securities LLC collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

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